Filed by Pinnacle Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844

The following communication was first made available to Pinnacle Foods Inc. employees on June 27, 2018.

Pinnacle Foods & Conagra Brands EMPLOYEE MATTERS FAQs FOR INTERNAL USE ONLY

Q.	What does today’s announcement mean to Pinnacle employees?
A.
Pinnacle has a team of talented and dedicated employees who have built a strong company.  It is important to note that this announcement is just the first step in the process.  There will be a lot of work in the months ahead, led by integration planning teams with leaders from both companies, to figure out how best to bring our two companies together.  We are committed to updating employees as new information becomes available.

Q:	What happens between now and closing?
A:	Until we close the transaction, which is expected by the end of calendar 2018, Conagra Brands and Pinnacle will continue to operate as independent companies, and it is business as usual.
Q.	Will there be any changes to my compensation or benefits right now?
A.	There will be no changes now. It is business as usual.
Q.	Will there be any incentives for Pinnacle Foods employees to stay as needed through the Closing and Transition timing?
A.
We know that uncertainty about the future can create anxiety for our employees and their families.  We have spent time ensuring that there are good provisions for employees who may be impacted as part of this transaction.  Additional details will be provided shortly.

Q.	What will happen with our 2018 Bonus Plan?
A.
Until Closing, Pinnacle will continue to operate on our own and will follow the Bonus Plan design as rolled out for 2018.  We should continue to focus on our 2018 EBITDA and OGSMs which impact our Company score, as well as individual objectives which impact the Individual score.

Q.	It’s almost time for mid-year performance discussions. Are we still going to do those?
A.	It is important that we all stay focused on achieving the Company and Individual objectives. We will do our mid-year process in its normal course.
Q.	Will there be opportunities for Pinnacle employees to obtain jobs at Conagra?
A.	The larger, combined organization will need to build the best team from all available talent. As integration work gets underway, more information will be available.

Q.	Can we respond to job opportunities currently posted by Conagra?
A.
We are currently operating as two separate public companies and during this period if you apply to a job with Conagra and accept an offer, you will need to voluntarily resign from Pinnacle, just as if you would if you were accepting an offer from any other company.

Q.	Will Pinnacle equity awards which are not yet vested become vested once the Conagra transaction “closes”? If yes, would the stock be issued and then become available to sell?
A.
Pinnacle equity awards that are not yet vested at Closing will be converted to an equivalent value in Conagra equity awards and will continue on its normal vesting schedule.  Employees who are terminated without Cause and are eligible for severance may receive accelerated vesting.  Additional details on all equity award conversion will be shared with affected employees.

Q.	After the Transaction Closes and Integration plans are set, what benefits would I have if I don’t have a job in the combined organization?
A.
If at a future date following the Transaction Close you do not have continued employment in the combined organization, you would be eligible for severance benefits.  Pinnacle adopted a severance plan in 2014 which provides for additional benefits in the case of a “change in control.”  The severance policy can be found on MyPantry under “Library” on the left column, then under “HR Policies,” and the document is entitled “Employee Severance Benefit Plan.”

Q.	Once the acquisition “closes” will Pinnacle employees automatically become Conagra employees through the integration period?
A.
Once the acquisition “closes,” Conagra officially takes ownership of the company and employees will become Conagra employees; however, compensation and benefits will remain substantially the same for one year after the closing.  Details about Conagra’s policies, compensation and benefits programs will be shared as part of integration.

Q.	Will there be any changes with external relationships with vendors, suppliers, distributors, etc.?
A.
It is business as usual. You should continue to operate under our existing contracts with all vendors, suppliers, distributors, etc., and uphold our commitment to providing our customers with the highest level of service and quality products.

Q.	What can I tell suppliers/customers/consumers/agencies about the acquisition?
A.	Approved communication protocols will be communicated through your function. If you have any immediate questions or needs, please contact your ELT member or function’s Senior Leaders.
Q.	I currently have position openings on my team. Should I continue to hire?
A.	Open positions will be reviewed on a case-by-case basis with the hiring manager, human resources generalist and talent acquisition representative.

Pinnacle Employee FAQ	page 2	June 27, 2018

Q.	What should I do if I am contacted by the media or other third parties?
A.
Please refrain from making any comments to the media or other third parties.  Any inquiries you receive should be forwarded on to Janice Monahan on the communications team at MediaInquiries@pinnaclefoods.com

Cautionary Statement Regarding Forward Looking Statements

This document may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” Among other things, these forward-looking statements may include statements regarding the proposed combination of Pinnacle Foods Inc. (“Pinnacle Foods”) and Conagra Brands, Inc. (“Conagra”); our beliefs relating to value creation as a result of a potential combination with Conagra; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Pinnacle Foods’s and Conagra’s future beliefs, expectations, plans, intentions, financial condition or performance.  The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements.  These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance.  Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, the timing and likelihood of completion of the proposed merger between Pinnacle Foods and Conagra (the “proposed merger”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the possibility that Pinnacle Foods’s stockholders may not approve the proposed merger, the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period, the risk that the businesses of Pinnacle Foods and Conagra will not be integrated successfully, disruption from the proposed merger making it more difficult to maintain business and operational relationships, the risk that unexpected costs will be incurred, the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the Securities and Exchange Commission (the “SEC”) as well as Conagra’s filings, including its Form 10-K, with the SEC.  There may be other factors that may cause our actual results to differ materially from the forward-looking statements.  We assume no obligation to update the information contained in this announcement except as required by applicable law.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Pinnacle Employee FAQ	page 3	June 27, 2018

Additional Information and Where to Find It

The proposed transaction involving Conagra and Pinnacle Foods will be submitted to Pinnacle Foods’ stockholders for their consideration.  In connection with the proposed transaction, Conagra will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for Pinnacle Foods’ stockholders to be filed with the SEC, and Pinnacle Foods will mail the proxy statement/prospectus to its stockholders and both Pinnacle Foods and Conagra will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Conagra or Pinnacle Foods may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Conagra or Pinnacle Foods with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.

Participants in Solicitation

Conagra, Pinnacle Foods, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Conagra’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on August 11, 2017 and information about Pinnacle Foods’ directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 20, 2018.  These documents are available free of charge from the sources indicated above, and from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Conagra and Pinnacle Foods file with the SEC.

Pinnacle Employee FAQ	page 4	June 27, 2018